July 27, 2009

Mail Stop 3010

Mr. David W. Kalish
Senior Vice President and Chief Financial Officer
One Liberty Properties
60 Cutter Mill Road
Great Neck, NY 11021

      Re: One Liberty Properties
               Form 10-K for the year ended December 31, 2008
               Filed March 13, 2009
               Form 10-Q for the quarter ended March 31, 2009
               Filed May 7, 2009
               File No. 001-09279

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Linda van Doorn
               Senior Assistant Chief Accountant